FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Signs Definitive Seven-Year Term Loan Agreement

Press Release

Magic Signs Definitive Seven-Year Term Loan Agreement

Or Yehuda, Israel, November 9, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that the Company has obtained a NIS 120 million (approximately $31.5 million) loan from an Israeli institutional corporation. After taking the loan, the Company will have total cash of approximately $92.5 million (net cash of ~ $60 million). The proceeds from the loan will be used to support the growth of the Company’s existing business and for potential acquisitions. The unsecured loan is payable in 7 equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per year (unlinked), payable in two semi-annual payments. The loan, which may be prepaid under certain circumstances, is subject to various customary financial covenants and a negative pledge.

“We are pleased to partner with a leading Israeli institution on this financing, taking advantage of the attractive rates that were offered,” stated Asaf Berenstin, CEO of Magic Software Enterprises, Ltd. “Having already spent approximately $21 million this year on the acquisition of Roshtov Software Industries Ltd., this financing will give us the flexibility to further grow our digital transformation business and add value to our shareholders by enriching our solutions for mobile, integration, cloud and IoT, both organically and through additional acquisitions.”

About Magic Software Enterprises Ltd.

Magic Software Enterprises Ltd.  (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

Safe Harbor Statement

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, including, without limitation, statements regarding the potential opportunities and financial impact of the transaction, our technology and related pipeline, collaboration and partnership opportunities and any other statements containing the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “forecasts,” “estimates,” “will” and similar expressions are forward-looking statements. These forward-looking statements are based on Magic’s current intentions, beliefs and expectations regarding future events. Magic cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from Magic’s expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this press release, and, except as required by law, Magic does not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Additional risks and factors that may affect results are set forth in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Signs Definitive Seven-Year Term Loan Agreement

Exhibit 10.1